Notice Document
Dated: May 1, 2025
CompleteSM Advisor Variable Life Insurance
A Patented FutureSystem™ Life Model Design

Issued By: Symetra Life Insurance Company

The prospectus for CompleteSM Advisor Variable Life Insurance contains more information about the policy, including its features, benefits, and risks. You can find the prospectus and other information about CompleteSM Advisor Variable Life Insurance online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable life insurance policies has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The CompleteSM Advisor Variable Life Insurance Prospectus and Statement of Additional Information dated May 1, 2012, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this Notice Document is a summary of certain policy features that have changed since the Notice Document dated May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your CompleteSM Advisor Variable Life Insurance policy.

Please note the following portfolio change:

Effective on or about April 1, 2025, the Pioneer VCT Portfolios were reorganized into the Victory Variable Insurance Funds II. As a result, the Pioneer VCT Portfolios listed below changed their names as indicated below and all references to the prior name of each portfolio in the prospectuses and Notice Document (as applicable) are replaced with the revised name of the portfolio.

Portfolio – Prior Name	Portfolio – Revised Name
Pioneer Equity Income VCT Portfolio	Victory Pioneer Equity Income VCT Portfolio
Pioneer Strategic Income VCT Portfolio	Victory Pioneer Strategic Income VCT Portfolio

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KEY INFORMATION

Important information you should consider about the policy. For more information, see the CompleteSM Advisor Variable Life Insurance Prospectus dated May 1, 2012, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	There is no charge for surrendering the policy.
Transaction Charges
You may be charged for certain transactions.
•A premium charge equal to 2.5% of each premium payment made to your policy.
•A transfer charge of $25 may apply for each transfer in excess of 12 transfers in a Policy Year.

Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of optional benefits available under the policy. These fees and expenses are based on characteristics of the insured such as age, risk classification, the policy’s duration, the net amount at risk, and if permitted by state law, sex. You should view the policy specifications page of your policy for rates applicable to you.

You will also bear expenses associated with the portfolio companies made available under the policy. For the fiscal year ended December 31, 2024, the minimum and maximum total operating expenses were as follows:

Annual Fee	Minimum	Maximum
Portfolio Fees & Expenses	0.13%	2.44%

RISKS
Risk of Loss	You may lose money by investing in the policy.
Not a Short-Term Investment	The policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if you plan to withdraw money or surrender the policy for short term needs.
Risks Associated with Investment Options
Investment in the policy is subject to the risk of poor investment performance of the Sub-accounts and can vary depending on the performance of the Sub-accounts available under the policy. Each Sub-account and the Fixed Account has its own unique risk. You should review these investment options before making an investment decision.

Insurance Company Risks
Investment in the policy is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees and benefits provided for under the policy are backed by our financial strength and claims paying ability. Information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

Policy Lapse
Your policy will lapse only if your total loan and loan interest due would exceed the Policy Value. We will allow you a grace period to pay the amount of the loans and loan interest due. This grace period will expire 62 calendar days from the date written notice is sent to you that states your total loans and loan interest exceed the Policy Value.

If we do not receive this amount before the end of the grace period, all coverage under the policy will terminate and you will receive no benefits.

We will reinstate a lapsed policy only if our requirements for reinstatement are satisfied, including as to continued insurability of the Insured, and you will incur costs in connection with any reinstatement.

RESTRICTIONS
Investments
You may allocate amounts under the policy to the available Sub-accounts and to the Fixed Account. We reserve the right to add, combine, restrict, or remove any Sub-account as an investment option under your policy. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the policy.

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TAXES
Tax Implications
You should consult a competent tax professional to determine the tax implications of an investment in the policy.

Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Lapse of a policy on which there is an outstanding loan may have adverse tax consequences.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of premiums invested in the policy.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend the policy over another investment product.

Exchanges
An investment professional may have a financial incentive to offer you a new policy in the place of a policy you already own.

You should not exchange this policy for a new one unless you determine, after comparing the features fees and risks of both policies, that the exchange is preferable for you.

EDGAR Contract Identifier: C000038942
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APPENDIX: PORTFOLIOS AVAILABLE UNDER THE POLICY

The following is a list of portfolios available under the policy. More information about the portfolios is available in the prospectuses for the portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expense and performance information below reflects fees and expenses of the portfolios, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2024)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2024)
			1 Year	5 Year	10 Year
Sector Equity	BNY Mellon Investment Portfolios Technology Growth Portfolio - Initial Shares BNY Mellon Investment Sub-advised by Newton Investment Management North America, LLC	0.90%	25.74%	15.58%	15.08%
U.S. Equity	CVT Nasdaq - 100 Index Portfolio - Class I Calvert Research and Management	0.48%**	25.20%	19.59%	17.92%
U.S. Equity	CVT Russell 2000 Small Cap Index Portfolio - Class I Calvert Research and Management	0.39%**	11.23%	7.14%	7.47%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company LLC (*)	0.56%	33.79%	17.04%	13.62%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company LLC (*)	0.47%	15.35%	10.08%	9.21%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.25%	5.10%	2.33%	1.62%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.38%	1.79%	0.46%	1.93%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.57%	17.49%	11.34%	9.21%
International Equity	Fidelity® VIP Overseas Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.73%	5.01%	5.76%	6.32%
Asset Allocation	Franklin Allocation VIP Fund - Class 1 Franklin Advisers, Inc. Sub-advised by Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, Franklin Templeton Institutional, LLC, and Templeton Global Advisors Limited	0.57%**	9.33%	5.83%	5.63%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Franklin Advisers, Inc.	0.87%	30.44%	13.64%	12.67%
Asset Allocation	Franklin Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.47%**	7.46%	5.55%	5.53%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.65%**	12.01%	8.63%	8.44%
International Equity	Invesco V.I. EQV International Equity Fund - Series I Invesco Advisers, Inc.	0.90%	0.62%	3.23%	4.36%
Asset Allocation	LVIP American Century Balanced Fund - Standard Class II American Century Investment Management, Inc.	0.77%**	12.06%	7.05%	6.76%
Taxable Bond	LVIP American Century Inflation Protection Fund - Standard Class II American Century Investment Management, Inc.	0.47%**	1.82%	1.47%	1.98%
International Equity	LVIP American Century International Fund - Standard Class II American Century Investment Management, Inc.	0.95%**	2.61%	3.54%	4.93%
Asset Allocation	Morningstar Aggressive Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.64%	14.85%	8.91%	8.31%
Asset Allocation	Morningstar Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.62%	12.88%	7.59%	7.27%
U.S. Equity	Neuberger Berman AMT Mid Cap Growth Portfolio - Class I Neuberger Berman Investment Advisers LLC	0.90%	24.02%	10.56%	10.52%
U.S. Equity	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - Class I Neuberger Berman Investment Advisers LLC	1.05%	8.82%	7.11%	5.65%
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TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2024)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2024)
			1 Year	5 Year	10 Year
Asset Allocation	PIMCO All Asset Portfolio - Administrative Class Pacific Investment Management Company LLC Sub-advised by Research Affiliates LLC	2.265%**	3.74%	4.42%	4.37%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	2.28%**	4.16%	7.10%	1.65%
Taxable Bond	PIMCO Total Return Portfolio - Administrative Class Pacific Investment Management Company LLC	0.79%	2.53%	(0.03)%	1.53%
International Equity	Templeton Developing Markets VIP Fund - Class 1 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.11%**	7.98%	1.13%	4.24%
Taxable Bond	Templeton Global Bond VIP Fund - Class 1 Franklin Advisers, Inc.	0.50%**	(11.13)%	(4.60)%	(1.79)%
International Equity	Templeton Growth VIP Fund - Class 1 Templeton Global Advisors Limited Sub-advised by Templeton Asset Management Ltd.	0.87%**	5.70%	4.86%	4.34%
Asset Allocation	Vanguard VIF - Balanced Portfolio Wellington Management Company, LLP	0.20%	14.80%	8.18%	8.37%
U.S. Equity	Vanguard VIF - Equity Income Portfolio Wellington Management Company, LLP and the Vanguard Group, Inc.	0.29%	15.12%	9.85%	9.89%
U.S. Equity	Vanguard VIF - Equity Index Portfolio The Vanguard Group, Inc.	0.14%	24.84%	14.36%	12.95%
Taxable Bond	Vanguard VIF - High Yield Bond Portfolio Wellington Management Company, LLP	0.24%	6.30%	3.37%	4.53%
International Equity	Vanguard VIF - International Portfolio Bailie Gifford Overseas Ltd. and Schroder Investment Management North America Inc.	0.31%	9.01%	6.27%	8.40%
U.S. Equity	Vanguard VIF - Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	15.08%	9.70%	9.41%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	4.74%	2.84%	4.99%
U.S. Equity	Vanguard VIF - Small Company Growth Portfolio (1) ArrowMark Colorado Holdings, LLC and The Vanguard Group, Inc.	0.29%	11.38%	6.96%	8.66%
Taxable Bond	Vanguard VIF - Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	1.24%	(0.39)%	1.25%
U.S. Equity	Vanguard VIF - Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	23.71%	13.67%	12.37%
U.S. Equity	Victory Pioneer Equity Income VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.79%	11.26%	6.74%	8.26%
Taxable Bond	Victory Pioneer Strategic Income VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.82%**	4.24%	1.58%	2.68%

We do not guarantee that each Portfolio will always be available for investment through the policy.

* Fidelity, the Fidelity Investments Logo, Contrafund and Equity Income are registered service marks of FMR LLC.  Used with permission.
** Annual expenses reflect temporary fee reductions.

(1) This portfolio is only available if you have been continuously invested in it since April 1, 2022.
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